Exhibit 99.2

LICHEN CHINA LIMITED

TABLE OF CONTENTS

INDEX TO INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2023 and December 31, 2022	F-2

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income for the six months ended June 30, 2023 and 2022	F-3

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2023 and 2022	F-4

Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2023 and 2022	F-5

Notes to Unaudited Condensed Consolidated Financial Statements	F-6

LICHEN CHINA LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2023 AND DECEMBER 31, 2022

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30, 2023	December 31, 2022
Assets
Current assets:
Cash	$18,812	$22,599
Accounts receivable and unbilled receivable	2,717	3,545
Inventories	128	127
Prepayments, deposits, and other current assets	8,132	996
Total current assets	29,789	27,267

Property and equipment, net	14,335	13,298
Intangible assets, net	3,876	4,522
Operating lease – right-of-use asset, net	152	202
Deferred IPO costs	-	1,095
Prepayments and other non-current assets	8,040	141
Total assets	$56,192	$46,525

Liabilities And Shareholders’ Equity

Current liabilities:
Accounts payable	$68	$161
Accrued expenses and other current liabilities	1,310	1,701
Unearned revenues	920	1,146
Taxes payable	459	1,058
Due to the related parties	7	1,078
Current maturities of operating lease liability	66	88
Total current liabilities	2,830	5,232

Long-term portion of operating lease liability	86	184
Total Liabilities	2,916	5,416

Commitments and contingencies		-

Shareholders’ equity:
Class A Ordinary Share, $0.00004 par value, 1,000,000,000 shares authorized; 17,500,000 and 13,500,000 shares issued and outstanding, respectively	1	1
Class B Ordinary Share, $0.00004 par value, 250,000,000 shares authorized; 9,000,000 shares issued and outstanding	-	-
Additional paid-in capital	14,893	1,487
Statutory surplus reserves	789	789
Retained earnings	42,189	40,832
Accumulated other comprehensive loss	(4,596)	(2,000)
Total shareholders’ equity	53,276	41,109

Total liabilities and shareholders’ equity	$56,192	$46,525

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

LICHEN CHINA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30, 2023	June 30, 2022

Revenues
Financial and taxation solution services	$12,162	$12,187
Education support services	2,193	2,366
Software and maintenance services	1,571	1,597
Total revenues	15,926	16,150
Cost of revenues	(6,098)	(5,746)
Gross profit	9,828	10,404

Operating expenses:
Selling and marketing	(2,393)	(910)
General and administrative	(4,583)	(3,725)
Total operating expenses	(6,976)	(4,635)

Income from operations	2,852	5,769

Other income (expense)
Other income (expense), net	(722)	148
Interest income	23	28

Income before income tax	2,153	5,945

Provision for income tax	(796)	(1,614)

Net income	$1,357	$4,331

Comprehensive income:
Net income	$1,357	$4,331
Foreign currency translation adjustments	(2,596)	(2,059)
Comprehensive income	$(1,239)	$2,272

Weighted average number of ordinary shares outstanding – basic and diluted	25,638,122	22,500,000

Earnings per ordinary share – basic and diluted	0.05	0.19

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

LICHEN CHINA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Class A Ordinary Shares (US$ 0.00004 par value)		Class B Ordinary Shares (US$ 0.00004 par value)		Additional paid-in	Statutory surplus	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	earnings	Income (loss)	equity

Balance as of December 31, 2021	13,500,000	$1	9,000,000	-	$1,487	$789	$33,014	$1,541	$36,832
Net income	-	-	-	-	-	-	4,331	-	4,331
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,059)	(2,059)
Balance as of June 30, 2022	13,500,000	$1	9,000,000	-	$1,487	$789	$37,345	$(518)	$39,104

FOR THE SIX MONTHS ENDED JUNE 30, 2023

	Class A Ordinary Shares (US$ 0.00004 par value)		Class B Ordinary Shares (US$ 0.00004 par value)		Additional paid-in	Statutory surplus	Retained	Accumulated other comprehensive	Total shareholders’
	Shares	Amount	Shares	Amount	capital	reserves	earnings	income	equity

Balance as of December 31, 2022	13,500,000	$1	9,000,000	-	$1,487	$789	$40,832	$(2,000)	$41,109
Net income	-	-	-	-	-	-	1,357	-	1,357
Net Proceeds from the initial public offering	4,000,000	*	-	-	13,406		--	-	13,406
Foreign currency translation adjustment	-	-	-	-	-	-	-	(2,596)	(2,596)
Balance as of June 30, 2023	17,500,000	$1	9,000,000	-	$14,893	$789	$42,189	$(4,596)	$53,276

*	represents amount less than $1,000.

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

LICHEN CHINA LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

(UNAUDITED)

(All amounts in thousands of USD, except for share and per share data, unless otherwise noted)

	June 30, 2023	June 30, 2022
Cash flows from operating activities:
Net income	$1,357	$4,331
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	466	142
Amortization of other assets	49	46
Amortization of right-of-use assets	47
Amortization of intangible assets	1,080	566
Changes in operating assets and liabilities:
Accounts receivable	731	(182)
Prepayments and other current assets	-	(36)
Other receivables – related party	(2,226)	412
Right-of-use-asset costs	(117)
Deferred IPO costs	1,095	-
Accounts payable	(91)	65
Unearned revenues	(192)	(169)
Accrued expenses and other current liabilities	(344)	(42)
Due to related parties	(1,077)	8
Tax payables	(585)	95
Inventories	(6)	(53)
Net cash (used in ) provided by operating activities	(124)	5,183

Cash flows from investing activities:
Purchase of intangible assets	-	(925)
Purchase of property and equipment	(832)	(31)
The deposits for Haicang property	(4,676)	-
The deposits for ChatGPT Software	(3,608)	-
The deposits for potential acquisition	(6,736)	-
Net cash used in investing activities	(15,852)	(956)

Cash flows from financing activities:
Repayments on short-term loan	-	(339)
Proceeds from IPO	14,098	-
Net cash provided by (used in) financing activities	14,098	(339)

Effects of foreign currency exchange rate changes on cash	(1,909)	(578)

Net (decrease) increase in cash	(3,787)	3,310
Cash, beginning of period	22,599	16,845
Cash, end of period	$18,812	$20,155

Supplemental disclosure of cash flows information:
Cash paid for income taxes	$1,007	$1,165
Cash paid for interest	$-	$1

The accompanying notes are an integral part of these interim unaudited condensed consolidated financial statements.

Lichen China Limited

NOTES TO INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	ORGANIZATION AND NATURE OF OPERATIONS

Legend China Limited was incorporated in the Cayman Islands on April 13, 2016 with limited liability. Pursuant to a special resolution dated November 8, 2016, Legend China Limited changed its name to Legend China Ltd. Pursuant to a special resolution dated April 6, 2017, Legend China Ltd. changed its name to Lichen China Limited (“Lichen”).

Lichen is an investment holding company. Through its wholly owned subsidiaries, Lichen is principally engaged in the provision of: (i) financial and taxation solution services; (ii) education support services to partnered institutions; and (iii) software and maintenance services.

Lichen has direct and indirect interests in its subsidiaries, all of which are private limited liability companies, the particulars of which are set out below:

Name of subsidiaries	Place of incorporation	Date of incorporation	Percentage of direct or indirect interests	Principal activities

Legend Consulting Investments Limited (“Legend Consulting BVI”)	The British Virgin Islands (“BVI”)	December 20, 2013	100%	Investment holding
Legend Consulting Limited (“Legend Consulting HK”)	Hong Kong	January 8, 2014	100%	Investment holding
Fujian Province Lichen Management and Consulting Company Limited (“Lichen Zixun”)	Fujian, the People’s Republic of China (“PRC”)	April 14, 2004	100%	Provision of financial and taxation solution services, education support services and software and maintenance services
Xiamen City Legend Education Services Company Limited (“Lichen Education”)	Fujian, PRC	July 30, 2014	100%	Provision of financial and taxation solution services and education support services

As shown above, Legend Consulting BVI is an investment holding company wholly owned by Lichen.

Legend Consulting HK is an investment holding company wholly owned by Legend Consulting BVI.

Lichen Zixun, which is wholly owned by Legend Consulting HK, is engaged in providing financial and taxation solution services, education support services, and software and maintenance services.

Lichen Education, which is wholly owned by Lichen Zixun, is engaged in providing financial and taxation solution services and education support services.

Reorganization and Share Issuance

On April 28, 2021, Lichen passed a resolution to increase the share capital. Pursuant to such resolution, the authorized share capital of Lichen was increased from HK$50,000 divided into 5,000,000 shares with a nominal or par value of HK$0.01 each (“HKD Shares”) to the aggregate of (i) HK$50,000 divided into 5,000,000 HKD Shares and (ii) US$50,000 divided into (a) 400,000,000 Class A Ordinary Shares with a nominal or par value of US$0.0001 each and (b) 100,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0001 each. 5,400,000 Class A Ordinary Shares and 3,600,000 Class B Ordinary Shares (collectively, the “USD Shares”) were issued at the consideration of US$0.0001 per share. Upon the completion of the share issuance, all HKD Shares issued were repurchased by Lichen at the consideration HK$0.01 per share and cancelled immediately upon repurchase. Upon completion of the repurchase, the 5,000,000 unissued HKD Shares of the Company were cancelled resulting in the reduction of the authorized share capital of the Company to US$50,000 divided into (a) 400,000,000 Class A Ordinary Shares with a nominal or par value of US$0.0001 each and (b) 100,000,000 Class B Ordinary Shares with a nominal or par value of US$0.0001, each in accordance with section 13 of the Cayman Islands Companies Act. The issuance of 5,400,000 Class A Ordinary Shares and 3,600,000 Class B Ordinary Shares, the repurchase and the cancellation of HKD Shares were completed on April 28, 2021. The consideration paid by Lichen and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying interim unaudited condensed consolidated financial statements.

On December 15, 2021, Lichen China Limited executed a special resolution to change the par value of the ordinary shares from $0.0001 to $0.0000, a 2.5 for 1 stock split (“Stock Split”). Upon the Stock Split, every issued and outstanding ordinary share was exchanged for 2.5 new ordinary shares. Pursuant to such resolution, the authorized share capital of Lichen was US$50,000 divided into (a) 1,000,000,000 Class A Ordinary Shares with a nominal or par value of US$0.00004 each and (b) 250,000,000 Class B Ordinary Shares with a nominal or par value of US$0.00004, each in accordance with section 13 of the Cayman Islands Companies Act. The changes were completed on December 23, 2021.

On February 8, 2023, the Company closed its initial public offering of 4,000,000 Class A ordinary shares, par value $0.00004 per Class A ordinary share. The Company became a foreign private issuer and trades under the symbol LICN.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with rules and regulations of the Securities and Exchange Commission (“SEC”) and generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and with the instructions to Regulation S-X. Accordingly, the unaudited consolidated financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the Company has included all adjustments considered necessary for a fair presentation and such adjustments are of a normal recurring nature. These unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2022 and notes thereto. The results of operations for the six months ended June 30, 2023, are not necessarily indicative of the results to be expected for the full fiscal year ended December 31, 2023

Principles of consolidation

The condensed consolidated financial statements include the condensed financial statements of Lichen and its wholly owned subsidiaries (collectively, the “Company”). All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of estimate and assumptions

The preparation of the Company’s condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods presented. Estimates are adjusted to reflect actual experience when necessary. Significant accounting estimates reflected in the Company’s condensed consolidated financial statements include revenue recognition, allowance for doubtful accounts, useful lives of long-lived assets, impairment of long-lived assets, allowance for deferred tax assets, and uncertain tax position. Actual results could differ from these estimates.

Functional currency and foreign currency translation

The reporting currency of the Company is the United States dollar (“US$”). The Company’s operations are principally conducted through its subsidiaries in PRC in the local currency, Renminbi (RMB), as its functional currency. The functional currency of the Company’s entities incorporated in Hong Kong is the Hong Kong dollars (“HK$”). The determination of the respective functional currency is based on the criteria of Accounting Standard Codification (“ASC”) 830, Foreign Currency Matters. Assets and liabilities are translated at the unified exchange rate as quoted by the People’s Bank of China at the balance sheet date. The statement of income accounts are translated at the average exchange rates for the periods and the equity accounts are translated at historical rates. Translation adjustments resulting from this process are included in accumulated other comprehensive income (loss). Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

Translation adjustments included in accumulated other comprehensive income (loss) amounted to $1.88 million and $(0.52) million as of June 30, 2023 and 2022, respectively. The shareholders’ equity accounts were stated at their historical rate. Cash flows are also translated at average translation rates for the periods, therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the condensed consolidated balance sheets.

Translation of foreign currencies into US$1 have been made at the following exchange rates for the respective periods:

	As of June 30, 2023	As of December 31, 2022

Period-end RMB: US$1 exchange rate	7.2258	6.9646
Period-end HK$: US$1 exchange rate	7.8373	7.7967

	For the six months ended June 30,
	2023	2022

Period-average RMB: US$1 exchange rate	6.9291	6.4835
Period-average HK$: US$1 exchange rate	7.8387	7.8269

Related parties

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

The fair value of the Company’s financial instruments, including cash, accounts receivable, other receivables – related party, accounts payable, due to related parties, and short-term bank loans, approximate their recorded values due to their short-term maturities as of June 30, 2023 and December 31, 2022.

Cash

Cash represents demand deposits placed with banks, which are unrestricted as to withdrawal or use. The Company maintains most of its bank accounts in the PRC.

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customers before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The Company reviews on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical collection trends, aging of receivables and other information available. Additionally, the Company evaluates individual customer’s financial condition, credit history, and the current economic conditions to make specific bad debt provisions when it is considered necessary, based on (i) the Company’s specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary. There was no allowance for accounts receivable set up by the Company as of June 30, 2023 and December 31, 2022, respectively.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost elements of inventories comprise the purchase price of products, shipping charges to receive products from the suppliers when they are embedded in the purchase price. Cost is determined using the weighted average method. Provisions are made for excessive, slow moving, expired and obsolete inventories as well as for inventories with carrying values in excess of market. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, inventory aging, expiration date, expected demand, anticipated sales price, product obsolescence and other factors. The reserve or write-down is equal to the difference between the cost of inventory and the estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves or write-downs may be required that could negatively impact the Company’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously reserved or written down are eventually sold. As of June 30, 2023 and December 31, 2022, management compared the cost of inventories with their net realizable value and determined no inventory write-down was necessary.

Prepayments, deposits and other current assets

Represents cash prepaid to suppliers and cash deposited for acquisition of potential company. The deposits are refundable and bear no interest pursuant to terms of contract. Other current assets represent the monthly withholding social benefits for the staff.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives, taking into account any estimated residual value.

	Useful Life	Estimated Residual Value
Building	20-50 years	5%
Motor vehicles	10 years	5%
Furniture and equipment	3-5 years	5%

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the condensed consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Intangible assets

Intangible assets consist primarily of licensed software acquired, which are stated at cost less accumulated amortization and impairment, if any. Intangible assets are amortized using the straight-line method over the estimated useful lives, which are generally 5-10 years or based on the contract term. The estimated useful lives of amortized intangible assets are reassessed if circumstances occur that indicate the original estimated useful lives have changed.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and intangibles with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. The adjusted carrying amount of the assets become new cost basis and are depreciated over the assets’ remaining useful lives. Long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Given no events or changes in circumstances indicating the carrying amount of long-lived assets may not be recovered through the related future net cash flows, the Company did not recognize any impairment loss on long-lived assets for the six months ended June 30, 2023 and 2022. There can be no assurance that future events will not have impact on company’s revenue or financial position which could result in impairment in the future.

Contingencies

From time to time, the Company is a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. The Company’s management does not expect any liability from the disposition of such claims and litigation individually or in the aggregate would have a material adverse impact on the Company’s consolidated financial position, results of operations and cash flows.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2019. Accordingly, the condensed consolidated financial statements for the six months ended June 30, 2023 and 2022 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised goods or services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to the performance obligations in the contract

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation

No practical expedients were used when the Company adopted the ASC 606. Revenue recognition policies for each type of revenue stream are as follow:

Financial and taxation solution services

Revenues from financial and taxation solution services for which control of services is transferred over time is recognized progressively based on the contract costs incurred to date (primarily comprising staff costs and industry expert cost by reference to the time as recorded in the monthly working record incurred to date) as compared to the total costs to be incurred under the transaction (by reference to the total budgeted time of the respective project) to depict the Company’s performance in transferring control of services promised to a customer. The Company recognizes revenues over time only if it can reasonably measure its progress toward complete satisfaction of the performance obligation. The Company normally requires the customers to pay a deposit upon entering into the service contracts. Progress payments are normally billed with the final payment received upon completion of the contract.

Education support services - sales of teaching and learning materials

Revenues from the sales of educational materials for which control of assets is transferred at a point in time is recognized when the goods are delivered to customers. The Company does not provide any sales-related warranties. There is no right of return by customers under the Company’s standard contract terms.

 Education support services - Provision of marketing, operation and technical support services

Revenues from provision of marketing, operation and technical support services from the partnered institutions is recognized on a straight-line basis over the term of the partnership agreement. The transaction price inclusive of value added tax as received from customers in advance is recognized as a unearned revenue at the time of the initial transaction and is released on a straight-line basis over the period of service (usually one year).

Software and maintenance services

Standard software is a right to use license because the software has standalone functionality and the customer can use the software as it is available at a point in time. The Company recognizes revenues for such licenses at a point in time when the customer has received licenses and thus has control over the software. In case there is an update of the standard software, end customers or distributors are required to pay additional consideration to buy upgraded version. Revenues from maintenance services is recognized over time within the service period.

Unearned revenues

Unearned revenue is recorded when a payment is received from a customer before the Company transfers the related services. Unearned revenue is recognized as revenue when the Company performs the services under the contract.

Disaggregated information of revenues by services:

	For the six months ended June 30
	2023	2022
	In thousands of USD
Revenues:
Financial and taxation solution services	$12,162	$12,187
Education support services	2,193	2,366
Software and maintenance services	1,571	1,597
Total	$15,926	$16,150

Segment reporting

The Company’s Chief Executive Officer, Mr. Ya Li, has been identified as the Company’s chief operating decision-maker (“CODM”), who is responsible for overall performance of all the service lines and reviews of the consolidated results when making decisions about allocating resources and assessing the performance of the Company as a whole. We set up departments by functionality, but not by service lines. All services lines are supervised by one vice president, who directly reports to CEO; and selling and operation functions are supervised by other vice presidents. As our clients from all the three services could be the same, and we treat the services as a whole consulting package to our clients. For example, while providing our financial solution services, we also try to sell our software to the clients to assist them with office software upgrades. Additionally, we do not separate or allocate our research and development activities to selling functions or other supporting functions into these services. The Company prepares the forecast annually by departments instead of services. We set up certain revenue targets by service lines; however, we do not prepare other forecasts by service lines for costs or expenses. Our CEO, the CODM, reviews the forecasts annually and reviews finance performance monthly. He reviews the condensed consolidated balance sheets, statements of operations, and cash flows thoroughly and raises his review comments at the group   level. The Board of Directors reviews the finance performance annually at the group level as well. Furthermore, there is no compensation based on the performance of a single service line, as the Company compensation is based on the performance results of the total target set at the beginning of the year, which is based on the whole performance of the three service lines. Hence, the Company has only one single operating segment. The Company does not distinguish between markets or segments for the purpose of internal reporting. The Company’s long-lived assets are all located in the PRC and substantially all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented in these condensed financial statements.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740, Income Taxes. The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the condensed consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company is not subject to tax on income or capital gain under the current tax laws of U.S. The Company is subject to tax on income or capital gain under the tax laws of PRC.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. For the six months ended June 30, 2023 and 2022, no uncertain tax position is recognized. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended June 30, 2023 and 2022. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Statutory surplus reserves

The Company’s PRC subsidiaries are required to allocate at least 10% of their after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong. None of the statutory surplus reserves were recognized for the six months ended June 30, 2023 and 2022.

Advertising expenses

Advertising expenditures are expensed as incurred and such expenses were included as part of selling and marketing expenses. For the six months ended June 30, 2023 and 2022, the advertising expenses amounted to approximately 2.01 million and $0.6 million, respectively.

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of equity but are excluded from net income. Other comprehensive income (loss) consists of a foreign currency translation adjustment resulting from the Company’s subsidiaries not using the U.S. dollar as its functional currencies.

Earnings per ordinary share

The Company computes earnings per ordinary share (“EPS”) in accordance with ASC 260, Earnings per Share. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates. Management periodically reviews new accounting standards that are issued

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments”. This amends guidelines on reporting credit losses for assets held at amortized cost basis and available-for-sale debt securities. For assets held at amortized cost basis, Topic 326 eliminates the probable initial recognition threshold in current U.S. GAAP and, instead, requires an entity to reflect its current estimate of all expected credit losses. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net amount expected to be collected. For available-for-sale debt securities, credit losses should be measured in a manner similar to current U.S. GAAP, however Topic 326 will require that credit losses be presented as an allowance rather than as a write-down. ASU 2016-13 affects entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade receivables, net investments in leases, off balance sheet credit exposures, reinsurance receivables, and any other financial assets not excluded from the scope that have the contractual right to receive cash. The amendments in this ASU will be effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. In November 2019, the FASB issued ASU No. 2019-10, Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842): Effective Dates, which amended the effective date of ASU 2016-13. The amendments in these ASUs are effective for the Company’s fiscal years, and interim periods within those fiscal years beginning April 1, 2022. The Company has adopted this guidance for the Company’s consolidated financial statements. The adoption of this policy has no material impact.

Except for the above-mentioned pronouncement, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

3.	Cash

Cash represent cash on hand and demand deposits placed with banks, which are unrestricted as to withdrawal or use. Cash primarily consist of the following currencies:

	As of June 30, 2023	As of December 31, 2022
	In thousands of USD
RMB	$18,811	$22,597
HKD	1	1
Total	$18,812	$1

4.	Prepayments, deposits and other current assets

Prepaid expenses and other current assets consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	In thousands of USD
Deposits to software developer	$484	$675
Prepayments to suppliers	143	275
Prepayments to potential companies	6,460	-
Prepaid service fee	1,000
Other current assets	45	46
Total	$8,132	$996

On February 27, 2023, the Company (the “Buyer”) entered into a purchase agreement (the “SPA”) with Mrs. Jianxia Zhuang, a PRC citizen (the “Seller”), and Fujian Hongxing Management Consulting Co., Limited, registered in Fujian Province (the “Target”), pursuant to which the Company agreed to purchase 100% of the equity interest of the Target. The purchase price for the Target shares will be determined after the completion of the financial due diligence. The buyer immediately pays $1.38 million deposit at the time of signing this agreement and the remaining shall be settled at the Closing. On August 28, 2023, the Company terminated this potential acquisition after due diligence of it with unsatisfactory performance and withdraw the full payment of $1.38 million.

On February 27, 2023, the Company (the “Buyer”) entered into another purchase agreement (the “SPA”) with Mr. Ya Li, a PRC citizen (the “Seller”), and two schools named: Quanzhou City Lichen Accounting Vocational Training School (Quanzhou School) and Jinjiang Xingminqi Accounting Vocational Training School (Jinjiang School), registered in Fujian Province (the “Target”), pursuant to which the Company agreed to purchase 100% of the equity interest of two targets. The purchase price for the Target shares is $6.92 million. The buyer immediately pays $2.08 million deposit at the time of signing this agreement to the personal account of Mr. Ya Li, the legal representative and the ultimate controller of Quanzhou School and Jinjiang School, and the remaining shall be settled at the Closing. On September 12, 2023, the Company terminated this potential acquisition after comprehensive consideration on the unsatisfactory performance of the Targets from the due diligence, and withdrew the full payment of $2.08 million from Mr. Ya Li.

On March 9, 2023, the Company (the “Buyer”) entered into a purchase agreement (the “SPA”) with Zhou Zisu, a PRC citizen (the “Seller”), and Bounly Enterprise Limited, a proprietary company registered in HongKong (the “Target”), pursuant to which the Company agreed to purchase 100% of the equity interest of the Target. The purchase price for the Target shares will be determined after the completion of the financial due diligence. The buyer immediately pays $3 million deposit at the time of signing this agreement and the remaining shall be settled at the Closing. The deposit is refundable and should be returned to the buyer if the conditions to Closing are not met. The due diligence of the Target is still in process.

On February 10, 2023, the Company prepaid $1 million service fee to Jinhe Capital Limited (“Jinhe”) for the service of potential acquisition introduction. Jinhe helps the Company to introduce and negotiate with potential acquisition. The deposit is refundable and should be returned to the Company if the potential acquisition terminates.

5.	Property and equipment, net

Property and equipment, net consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	In thousands of USD
Buildings	$15,934	$14,995
Furniture and equipment	636	983
Motor vehicles	117	14
Office improvements	1555	895
Subtotal	18,242	16,887
Less: accumulated depreciation	(3,907)	(3,589)
Property and equipment, net	$14,335	$13,298

Depreciation expenses for the six months ended June 30, 2023 and 2022 amounted to approximately $0.47 million and $0.14 million, respectively.

The Company has no pledged property and equipment as of June 30, 2023 and December 31, 2022 to secure general banking facilities.

The Company did not recognize any impairment loss on property and equipment for the six months ended June 30, 2023 and year ended December 31, 2022.

6.	Intangible assets

The Company’s intangible assets with definite useful lives primarily consisted of licensed software, which are for support the Company’s business and operation. The following table summarizes the components of acquired intangible asset balances.

	As of June 30, 2023	As of December 31, 2022
	In thousands of USD
Software	$11,820	$11,689
Less: accumulated amortization	(7,944)	(7,167)
Intangible assets, net	$3,876	$4,522

Amortization expense recognized in cost of revenues for the six months ended June 30, 2023 and 2022 amounted to approximately $1.08 million and $0.57 million , respectively. The weighted average amortization period for licensed software is approximately 4.79 and 5.28 years as of June 30, 2023 and December 31, 2022.

The Company has no pledged intangible assets as of June 30, 2023 and December 31, 2022 to secure general banking facilities.

The Company did not recognize any impairment loss on intangible assets for the six months ended June 30, 2023 and year ended December 31, 2022.

The future amortization expense of the intangible assets for the twelve months ending June 30 of the following years is expected as follows:

Twelve months ending June 30,	Amortization expenses
In thousands of USD
2024	$1,697
2025	856
2026	768
2027	555
2028	-
Total	$3,876

7.	Leases

Operating lease right -of-use asset, net was as follows as of June 30, 2023 and December 31, 2022:

	As of June 30, 2023	As of December 31, 2022
	In thousands of USD

Beijing Office	$266	$266
Exchange gain and loss	(3)	-
Less: accumulated amortization	(111)	(64)
Right-of-use assets, net	$152	$202

The Company recognized lease expense amounted to approximately $0.04 million for the six months ended June 30, 2023. The lease period of the operating lease right-of-use asset Beijing office is 3 years.

Operating lease liability as of June 30, 2023 and December 31, 2022 consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	In thousands of USD
Beijing office	$152	$272
Total operating lease liability	$152	$272

Analyzed for reporting purposes as:

	As of June 30, 2023	As of December 31, 2022
	In thousands of USD
Current maturities of operating lease liability	$86	$88
Long-term portion of operating lease liability	66	184
Total	$152	$272

Maturity analysis of operating lease liability as of June 30, 2023 is as follows:

Operating lease payment	BJ office
Discount rate at commencement	3.5%
One year	$90
Two years	67
Total undiscounted cash flows	$157
Total financing lease liabilities	152
Difference between undiscounted cash flows and discounted cash flows	5

The incremental borrowing rate for the Company is 3.5% and remaining lease term as of June 30, 2023 and December 31, 2022 is 1.75 years and 2.25 years, respectively.

The lease agreement of Office was entered into on March 29, 2022, bears interest at about 3.5% and will be matured on March 31, 2025. Lease payments for this agreement are to be made every year. As of June 30, 2023, the Company has paid $0.11 million to the lessee.

8.	Prepayments and other non-current assets

Prepaid expenses and other current assets consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	In thousands of USD
Prepayments to software developer	$3,460	$-
Prepayments to Haicang property	4,484	-
Other current assets	96	141
Total	$8,040	$141

On May 5, 2023, the Company made a deposit of 3.46M (RMB 25 million) to ZhongYi Digital Intelligence Technology to develop the ChatGPT Software. The total development period is 18 months.

On May 18, 2023, the Company (the “Buyer”) entered into a pre-sale agreement with Xiamen Haicang District People’s Government (the “Seller”), pursuant to which the Company agreed to purchase the Service industrial park building, located in Haicang District of Xiamen City. The buyer immediately pays $4.48 million deposit at the time of signing this agreement and the remaining shall be settled at the Closing. The building was estimated to be put into use on December 31, 2028.

9.	Related party transactions and balances

The table below sets forth the major related parties and their relationships with the Company as of and for the six months ended June 30, 2023 and 2022:

Name of related parties	Relationship with the Company
Jinjiang Xingminqi Accounting Vocational Training School (“Jinjiang School”)	A company controlled by the Company’s controlling shareholder
Quanzhou City Lichen Accounting Vocational Training School (“Quanzhou School”)	A company controlled by the Company’s controlling shareholder

i)	Significant transactions with related parties were as follows:

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	In thousands of USD
Provision of marketing, operation and technical support services to Jinjiang School	$35	$37
Provision of marketing, operation and technical support services to Quanzhou School	65	69
Processing of academic education applications to Jinjiang School	109	116
Processing of academic education applications to Quanzhou School	115	133
Sales of teaching and learning materials to Jinjiang School	85	69
Sales of teaching and learning materials to Quanzhou School	57	73
Online training to Jinjiang School	18	19
Online training to Quanzhou School	18	19
Total revenues – related parties	$502	$535

ii)	Significant balances with related parties were as follows:

	As of June 30, 2023	As of December 31, 2022
	In thousands of USD
Due to related parties
Quanzhou School	$-	$34
Jinjiang School	$7	$36
Ya Li	$-	$41
Total Due to related parties	$7	$111

Balances due to Quanzhou school, Jinjiang school and Ya Li are the result of the normal business transactions stated above. The balances were all unsecured, non-interest bearing and payable on demand.

10.	Accrued expenses and other current liabilities

Accrued expenses and other current liabilities consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	In thousands of USD
Accrued payroll	$1,195	$1,021
Other	115	680
Total	$1,310	$1,701

11.	Unearned revenue

	As of June 30, 2023	As of December 31, 2022
	In thousands of USD
Unearned revenue	$920	$1,146
Total	$920	$1,146

12.	Taxes

(a)	Taxes payable

Taxes payable consisted of the following:

	As of June 30, 2023	As of December 31, 2022
	In thousands of USD
Income tax payable	$152	$367
VAT payable	274	280
Other tax payable	33	411
Total	$459	$1,058

(b)	Corporate Income Taxes (“CIT”)

Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

BVI

Under the current tax laws of BVI, the Company is not subject to tax on income or capital gain. Additionally, the BVI does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% on its taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. The Company did not make any provision for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception.

PRC

The Company’s PRC subsidiaries are governed by the income tax laws of the PRC and the income tax provision in respect to operations in the PRC is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Enterprise Income Tax Laws of the PRC (the “EIT Laws”), domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis. For the six months ended June 30, 2023 and 2022, there was no preferential tax rate.

i)	The components of the income tax provision are as follows:

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	In thousands of USD
Provisions for current income tax	$796	$1,614
Provisions for deferred income tax	-	-
Total	$796	$1,614

There are no deferred tax assets recognized or impaired for the six months ended June 30, 2023 and 2022.

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table   reconciles the China statutory rates to the Company’s effective tax rate for the six months ended June 30, 2023 and 2022:

	For the six months ended June 30, 2023	For the six months ended June 30, 2022

PRC statutory income tax rate	25.0%	25.0%
Effect of different tax jurisdiction	0.0%	0.0%
Non-deductible expenses (1)	1.6%	0.6%
Change in valuation allowance	1.7%	1.2%
Effective income tax rate	28.3%	26.8%

(1)	Non-deductible expenses represented meal and entertainment fees not-deductible in PRC tax returns.

iii)	Deferred tax assets

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
Deferred tax assets:	In thousands of USD
Net accumulated loss-carry forward	$917	$1,166
Less: valuation allowance	(917)	(1,166)
Net deferred tax assets	$-	$-

Movement of valuation allowance is as follows:

	For the six months ended June 30, 2023	For the six months ended June 30, 2022
	In thousands of USD
Beginning balance	$1,200	$1,400
Write-off	(343)	(284)
Change of valuation allowance	60	50
Ending balance	$917	$1,166

Certain subsidiaries had tax loss of approximately $0.24 million and $0.2 million for the six months ended June 30, 2023 and 2022 respectively, which can be carried forward to offset future taxable income. The carryforwards period for net operating losses under the EIT Law is five years. Valuation allowance is provided against deferred tax assets when the Company determines that it is more likely than not that the deferred tax assets will not be utilized in the future.

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2023 and December 31, 2022, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur interest and penalties during the six months ended June 30, 2023 and 2022.

13.	Ordinary share

The Company was established as a holding company under the laws of Cayman Islands. The Company’s authorized share capital of US$50,000 is divided into (a) 1,000,000,000 Class A Ordinary Shares with a nominal or par value of US$0.00004 each and (b) 250,000,000 Class B Ordinary Shares with a nominal or par value of US$0.00004 each. As of June 30, 2022 and December 31, 2021, 13,500,000 Class A Ordinary Shares and 9,000,000 Class B Ordinary shares were issued and outstanding. Each Class A Ordinary Share has one (1) vote and each Class B Ordinary Share has ten (10) votes. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances.

On February 6, 2023, the Company announced the closing of its initial public offering of 4,000,000 Class A ordinary shares at a public offering price of $4.00 per Class A ordinary share for a total of $16,000,000 in gross proceeds. The Company raised total net proceeds of $14,098,140 after deducting underwriting discounts and commissions and offering expenses. In addition, the Company granted to its underwriters an option for a period of 45 days after the closing of the initial public offering to purchase up to an additional 600,000 Class A Ordinary Shares at the public offering price, less underwriting discounts. On February 8, 2023, the Company closed its initial public offering of 4,000,000 Class A ordinary shares, par value $0.00004 per Class A ordinary share.

14.	Statutory surplus reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory surplus reserve as determined pursuant to PRC statutory laws totaled approximately $0.79 million as of June 30, 2023 and December 31, 2022. The statutory reserves fund of the Company has reached 50% of the registered capital of the enterprise before December 31, 2018. No additional statutory reserve was recognized in the six months ended June 30, 2023 and 2022.

15.	Restricted assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiary. Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the accompanying condensed consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory condensed financial statements of the PRC entities.

The PRC entities are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The PRC entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As a result of the foregoing restrictions, the PRC entities are restricted in their ability to transfer their assets to the Company. Foreign exchange and other regulation in the PRC may further restrict the PRC entities from transferring funds to the Company in the form of dividends, loans and advances. As of June 30, 2023 and December 31, 2022, amounts restricted are the paid-in-capital and statutory reserve of the PRC entities, which amounted to $7.69 million and $2.3 million, respectively.

Although there are undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company, the undistributed earnings of the Company’s subsidiaries located in the PRC are considered to be indefinitely reinvested, because the Company does not have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future and intends to retain most of its available funds and any future earnings for use in the operation and expansion of its business. Accordingly, no deferred tax liability has been accrued for the PRC dividend withholding taxes that would be payable upon the distribution of those amounts to the Company as of June 30, 2023 and December 31, 2022.

16.	Risks and Concentration

a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s interest rate risk arises primarily from short-term borrowings. Borrowings issued at variable rates and fixed rates expose the Company to cash flow interest rate risk and fair value interest rate risk respectively.

b)	Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. As of June 30, 2023 and December 31, 2022, approximately $15.08 million and $22.60 million were deposited with financial institutions located in the PRC, respectively. These balances are not covered by insurance. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is RMB, and its condensed consolidated financial statements are presented in U.S. dollars. The RMB depreciated by 3.75% in the six months ended June 30, 2023 from December 31, 2022 to June 30, 2023 and depreciated by 5.27% in the six months ended June 30, 2022 from December 31, 2021 to June 30, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect its financial results reported in the U.S. dollar terms without giving effect to any underlying changes in its business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB.

To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

c)	Concentration of customers and suppliers

All revenue was derived from customers located in PRC. There are no customers from whom revenues individually represent greater than 10% of the total revenues of the Company in any of the periods presented.

For the six months ended June 30, 2023, Beijing Duoying Times Culture Media Co., Ltd, Jimei University and Guangzhou Xingjinhui Trade Co., Ltd contributed approximately 39%, 22% and 21% of total purchases of the Company, respectively. For the six months ended June 30, 2022, Guangzhou Xingjinhui Trade Co., Ltd, Beijing Duoying Times Culture Media Co., Ltd and Jimei University contributed approximately 28%, 21% and 20% of total purchases of the Company, respectively.

17.	Commitments and contingencies

(a)	Commitments

The Company did not have any significant commitments, long-term obligations, or guarantees as of June 30, 2023.

(b)	Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on our consolidated financial position, cash flows or results of operations on an individual basis or in the aggregate. As of June 30, 2023, the Company is not a party to any material legal or administrative proceedings.

18.	Subsequent events

On August 28, 2023, the Company terminated the purchase agreement (the “SPA”) with Mrs. Jianxia Zhuang, a PRC citizen (the “Seller”), and Fujian Hongxing Management Consulting Co., Limited potential acquisition after due diligence with unsatisfactory performance and withdraw the full payment of $1.38 million deposit.

On September 12, 2023, the Company terminated another purchase agreement (the “SPA”) with Mr. Ya Li, a PRC citizen (the “Seller”), and two schools named: Quanzhou City Lichen Accounting Vocational Training School (Quanzhou School) and Jinjiang Xingminqi Accounting Vocational Training School (Jinjiang School)potential acquisition after comprehensive consideration on the unsatisfactory performance of the Targets from the due diligence. Mr. Ya Li has returned back the deposits of $2.08 million on September 12, 2023.

In preparing these condensed consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through October 11, 2023, the date the condensed consolidated financial statements were available to be issued. No events require adjustment to or disclosure in the condensed consolidated financial statements.